Istvan Benko • (310) 789-1226 • ibenko@troygould.com	File No. 03424-0001

April 22, 2015

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jeffrey P. Riedler, Assistant Director

Re:	Lion Biotechnologies, Inc. Registration Statement on Form S-3 Filed April 8, 2015 File No. 333-203284

Dear Sir or Madam:

By letter dated April 15, 2015, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Lion Biotechnologies, Inc. (the “Company”) with comments to the Company’s Registration Statement on Form S-3 (the “Registration Statement”). This letter contains the Company’s response to the Staff’s comments. The numbered responses and the heading set forth below correspond to the numbered comment and heading in the Staff’s April 15, 2015 letter.

Earlier today, on April 22, 2015, the Company filed an amendment to the Registration Statement in order to increase the number of shares by 115,000 registered under the Registration Statement and to add a new selling stockholder.

General

1.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2014, which incorporates by reference Part III information from a proxy statement that has not yet been filed. Please amend your Form 10-K to include Part III information for the fiscal year ended December 31, 2014 or file your proxy statement including such information. Alternatively, please amend your registration statement to include such information. We refer you to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations for more information.

Securities and Exchange Commission April 22, 2015 Page 2

The Company’s Response

On April 20, 2015, the Company filed an amendment to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The amendment, on Form 10-K/A (the “Form 10-K/A”), contained the Part III information.

2.	We note that you have a pending confidential treatment request. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.

The Company’s Response

On April 21, 2015, the Commission issued an order granting the Company’s confidential treatment request.

* * *

If you have any questions regarding this response, please direct them to the undersigned

Very truly yours,

/s/ Istvan Benko
Istvan Benko

IB/wp

E. Hawkins

Alla Berenshteyn